January 23, 2008
BY EDGAR

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549-7010
Attention:	Mr. John Cash
Accounting Branch Chief
Mail Stop 7010

RE:	Cooper Tire & Rubber Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Definitive Proxy Statement on Schedule 14A Filed March 22, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Form 10-Q for the Fiscal Quarter Ended June 30, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2007
File No. 001-04329
Ladies and Gentlemen:
Reference is made to the letter dated December 21, 2007 setting forth the Staff’s comments relating to the above referenced reports filed by Cooper Tire & Rubber Company (the “Company”). Set forth below are the Staff’s comments and the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2006
Item 1A. Risk Factors, page 6
Comment 1.
Your disclosure states that “Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations.” Delete in future filings this language because Cooper Tire & Rubber is required to disclose all risks that it believes are material at this time.

United States Securities and Exchange Commission
January 23, 2008

Response:
The Company will not include this language in future quarterly and annual filings.
Management’s Discussion and Analysis, page 16
2006 versus 2005, page 18
Comment 2.
We note that your product liability costs increased by $11.3 million during 2006. However, your disclosures do not indicate the reasons for this increase. Please supplementally tell us the reason for this fluctuation. In addition, please revise your MD&A in future filings to include a comprehensive discussion of the underlying reasons for significant increases or decreases in your product liability costs.
Response:
We supplementally advise you that in 2006, the Company increased its products liability reserves by $9.3 million compared to 2005 as a result of an additional year being covered by the Company’s self insurance and management’s review of the assumptions made in its products liability accrual process. Also during 2006, the Company received $3.2 million less from insurance refunds related to settled cases. These cost increases were partially offset by lower excess insurance premiums.
In future filings, the Company will include a comprehensive discussion of the underlying reasons for significant increases or decreases in its product liability costs.
Comment 3.
We note that your product warranty expense increased by approximately $9.4 million from 2005 to 2006. Please supplementally explain to us the reasons for this increase. Additionally, please expand your discussion in MD&A, in future filings, to provide a comprehensive discussion of the underlying causes for any significant increases or decreases in your product warranty expense.
Response:
We supplementally advise you that effective February 4, 2006, the Company acquired a 51 percent ownership position in Cooper Chengshan (Shandong) Passenger Tire Company Ltd. and Cooper Chengshan (Shandong) Tire Company, Ltd. Included in 2006 warranty expense are $7.1 million related to this operation that were not present in 2005. In addition, warranty expense for the Company’s North American Tire Operations segment increased $2.4 million as a result of management’s analysis of the statistical adjustment return data for the year.

United States Securities and Exchange Commission
January 23, 2008

In future filings, the Company will provide a comprehensive discussion of the underlying reasons for significant increases or decreases in its product warranty expense.
Critical Accounting Policies, page 28
Products Liability, page 28
Comment 4.
We note your statement that “the total cost of resolution of such claims, or increase in reserves resulting from greater knowledge of specific facts and circumstances related to such claims, could have a greater impact on the consolidated results of operations and financial position of the Company in future periods and, in some periods, could be material.” Given the potential material impact that these claims could have on your disclosure, we believe that certain information required by Questions 2 and 3 of SAB Topic 5Y, Accounting and Disclosures Relating to Loss Contingencies, should be supplementally provided to us and disclosed in future filings, including:
1.	The time frame over which the accrued amounts may be paid out;

2.	The material components of the product liability accrual and significant assumptions underlying such estimates;

3.	The total number of product liability claims pending at each balance sheet date;

4.	The number of claims filed for each period presented;

5.	The number of claims settled;

6.	The number of claims otherwise resolved;

7.	The average costs per settled claim;

8.	The total amount of damages alleged at each balance sheet date; and

9.	Disclosures that address the historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity.
We note your statement that, “Because of the speculative nature of litigation in the United States, the Company does not believe a meaningful aggregate range of potential loss for asserted and unasserted claims can be determined.” We note however, that you accrue the minimum liability for each known claim when the estimated outcome is a range of possible loss and no one amount within that range is more likely than another. Please provide the range of loss for those claims for which you only accrued the minimum amount of the range as we assume that there is at least a reasonable possibility that an additional loss may have been incurred for those claims. Refer to paragraph 10 of SFAS 5 and paragraph 3 of FIN 14.
Response:
We supplementally advise you that the Company intends to greatly modify the disclosure language that gave rise to comments as it believes the language may have led to confusion that prompted your comments. Accordingly it believes that disclosure of much of the information that you seek is not necessary and that it would not be helpful or meaningful to the investing public. However, the Company believes that the further explanations it will include in the

United States Securities and Exchange Commission
January 23, 2008

Management Discussion & Analysis (“MD&A”) consistent with the following responses to this comment will provide even more valuable guidance to the investing public on the issue of the Company’s products liability accruals.
Supplementally and as clarification to the language the Company used in 2007, the Company would first note that the claims it faces are not similar to those mass tort claims faced by other manufacturers such as pharmaceutical companies who experience hundreds or thousands of nearly identical claims that a particular drug caused a specific type of medical injury. Rather, each of the products liability claims faced by the Company is unique. The cases involve different types of tires, models and lines, different circumstances surrounding the accident, different jurisdictions and different injuries. Accordingly, the claims asserted and the resolutions of those claims have an enormous amount of variability. While the Company utilizes its claims history in the accrual process, most of our cases, individually or in the aggregate, are not likely to materially affect the Company. However, it is possible that an aberrational claim could occur which could have a material impact on the Company. Given the dramatic variability of the nature of the claims and their resolutions, the Company does not believe that the disclosure of the number of claims or the average costs of claims is meaningful or would result in a benefit to the investing public.
By way of further supplemental response to the inquiries made in your December 2lst letter, the Company is a defendant in various product liability claims brought in numerous jurisdictions in which individuals seek damages resulting from automobile accidents allegedly caused by defective tires manufactured by the Company. The fact that the Company is a defendant in products liability lawsuits is not surprising given the current litigation climate which is largely confined to the United States. However, the fact that the Company is subject to claims does not indicate that there is a quality issue with the Company’s tires generally or in any particular line of tires. The Company sells approximately 35 to 40 million tires per year in North America. The Company estimates that approximately 300 million Cooper-produced tires are still on the road in North America. While tire disablements do occur, it is the Company’s and the tire industry’s experience that the vast majority of tire failures are caused by service-related conditions which are entirely out of the Company’s control — failure to maintain proper tire pressure, improper maintenance, road hazard and excessive speed, for example.
The Company presents the following specific comments to the issues raised in the fourth comment of your December 2l letter. The bullet points have been numbered for reference purposes. The Company is submitting under separate cover additional supplemental information, together with a request for confidential treatment, pursuant to C.F.R. Section 200.83
1)	The time frame over which the accrued amounts may be paid out;
We supplementally advise you that the Company believes the time frame is too variable to be meaningful. From the time a claim is filed to its ultimate disposition depends on the unique nature of the case, how it is resolved — claim dismissed, negotiated settlement, trial verdict and appeals process — and is highly dependent on jurisdiction, specific facts, the plaintiffs attorney, the court’s

United States Securities and Exchange Commission
January 23, 2008

docket, etc. Given that some claims may be resolved in weeks and others may take five years or more, it is impossible to predict with any reasonable reliability the time frame over which the accrued amounts may be paid.
2)	The material components of the product liability accrual and significant assumptions underlying such estimates
In future filings the Company will disclose the amount of the products liability accrual. The disclosure will discuss the process used by the Company to derive the reserve balance and the fact that the assumptions used to set the reserve balance are derived from both the history of the number of claims filed and the claims payment history.
3)	The total number of product liability claims pending at each balance sheet date
We supplementally advise you that the Company does not believe the number of claims is meaningful. Each products liability claim faced by the Company is unique. The cases involve different types of tires, models and lines, different circumstances surrounding the accident, different jurisdictions and different injuries. There is not a single model or line of tires that has triggered a large number of claims. Aggregating these claims would not provide meaningful information to an investor. The Company does discuss the fact that the amount of the reserve is increasing due, in part, to the increasing number of self-insured years covered by the reserve. As the Company has previously disclosed in our periodic filings, beginning in April 2003, the Company elected to become self-insured for product liability claims, with excess or “umbrella” coverage for settlements of $l5 million (in later years $25 million) or more. Previously, such claims were insured with low per-claim and annual retention limits.
4)	The number of claims filed for each period presented
We supplementally advise you that the Company does not believe disclosure of the number of claims filed for each period would provide meaningful information to an investor because the products liability claims faced by the Company are unique and widely variable. The cases involve different types of tires, models and lines, different circumstances surrounding the accident, different jurisdictions and different injuries.
5)	The number of claims settled
We supplementally advise you that the Company does not believe disclosure of the number of claims settled in each period would provide meaningful information to an investor because the factors determining settlements in the Company’s cases are highly case specific rather than an indicator of a pattern of trend. A reader might well misconstrue this data. The cases involve different types of tires, models and lines, different circumstances surrounding the accident, different jurisdictions and different injuries.

United States Securities and Exchange Commission
January 23, 2008

6)	The number of claims otherwise resolved
We supplementally advise you that the Company does not believe disclosure of the number of claims otherwise resolved for each period would provide meaningful information to an investor because the products liability claims faced by the Company are unique and widely variable. The cases involve different types of tires, models and lines, different circumstances surrounding the accident, different jurisdictions and different injuries.
7)	The average costs per settled claim
We supplementally advise you that the Company does not believe disclosure of the average costs per settlement would provide meaningful information to an investor because the products liability claims faced by the Company are unique and widely variable. The cases involve different types of tires, models and lines, different circumstances surrounding the accident, different jurisdictions and different injuries. The claims asserted and the resolutions of those claims have an enormous amount of variability. The costs have ranged from zero dollars to more than $11 million (in one case) with no “average” that is meaningful.
8)	The total amount of damages alleged at each balance sheet date
We supplementally advise you that this amount is not determinable. Often times when claims are filed, the plaintiffs do not specify the amount of damages. Even when there is an amount alleged, at times the amount is wildly inflated and has no basis in fact.
9)	Disclosures that address the historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity.
The Company will incorporate this information into the products liability disclosure as the Company discusses the fact the reserve has increased as the number of self-insured years has increased. The Company discloses the annual products liability costs and has provided an explanation of the increase from 2005 to 2006 in its response to Comment 2.
Please provide the range of loss for those claims for which you only accrued the minimum amount of the range as we assume that there is at least a reasonable possibility that an additional loss may have been incurred for those claims.

We supplementally advise you that the Company reviews the reserve amounts with outside regional counsel twice per quarter. It has been the Company’s experience that settlements are made near the minimum of the range established. The Company believes that due to the speculative nature of litigation in the United States, a meaningful aggregate range of potential loss can not be determined because of the number of variables associated with this type of litigation. The primary reason for our disclosure approach is that estimates of the minimum liability for each claim can be determined with reasonable accuracy whereas the maximum liability for each claim is often not subject to reasonable

United States Securities and Exchange Commission
January 23, 2008

estimation. Therefore, an estimate of the aggregate potential liability based on such individual estimates would not be accurate and, in fact, could be grossly misleading.
Note 1 — Significant Accounting Policies, page 38
Warranties, page 42
Comment 5.
In future filings, please provide your product warranty rollforward for each period for which an income statement is presented. Please see paragraph 14b of FASB Interpretation No. 45 for guidance.
Response:
In future filings the Company will include a product warranty rollforward for each period for which an income statement is presented.
Definitive Proxy Statement on Schedule 14A Filed March 22, 2007
Employment Agreements and Arrangements, page 23
Mr. Philip G. Weaver, page 24
Comment 6.
Your disclosure states that Mr. Philip G. Weaver agreed to remain employed in his present capacity for a specified time “at a base salary not lower than his base salary at the time of execution of the agreement.” Revise in future filings to state what Mr. Weaver’s base salary was at the time of execution of the agreement. We note the disclosure in section 4(a) of the second amended and restated employment agreement filed as exhibit 10(1) to the current report on Form 8-K dated October 13, 2006, and filed October 19,2006, that Mr. Weaver’s annual base salary is $400,0l5.00.
Response:
The Company will disclose in future filings Mr. Weaver’s base salary at the time of execution of the agreement.
The Company acknowledges that:
It is responsible for the adequacy and accuracy of the disclosures in its filings;

United States Securities and Exchange Commission
January 23, 2008

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have additional questions regarding the Company’s responses to the Commission’s comments, please advise me in writing as soon as practicable.

Sincerely,

/s/ Philip G. Weaver
Philip G. Weaver
Vice President and Chief Financial Officer
(Principal Financial Officer)

cc:	Jeanne Baker, United States Securities and Exchange Commission
Edward Kelly, United States Securities and Exchange Commission
Pamela Long, United States Securities and Exchange Commission
Dale Welcome, United States Securities and Exchange Commission